FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1          Doc re. Pricing Supplement dated 15 December 2003
No.   2          FRN Variable Rate Fix dated 16 December 2003
No.   3          FRN Variable Rate Fix dated 16 December 2003
No.   4          FRN Variable Rate Fix dated 16 December 2003
No.   5          FRN Variable Rate Fix dated 16 December 2003
No.   6          FRN Variable Rate Fix dated 16 December 2003
No.   7          FRN Variable Rate Fix dated 16 December 2003
No.   8          FRN Variable Rate Fix dated 16 December 2003
No.   9          FRN Variable Rate Fix dated 16 December 2003
No.   10         FRN Variable Rate Fix dated 16 December 2003
No.   11         Directorate Change dated 17 December 2003
No.   12         FRN Variable Rate Fix dated 17 December 2003
No.   13         FRN Variable Rate Fix dated 17 December 2003
No.   14         FRN Variable Rate Fix dated 17 December 2003
No.   15         FRN Variable Rate Fix dated 19 December 2003
No.   16         FRN Variable Rate Fix dated 19 December 2003
No.   17         Director Shareholding dated 19 December 2003
No.   18         FRN Variable Rate Fix dated 19 December 2003

Document No. 1

Pricing Supplement
Issuer:                           Northern Rock Plc
Series Number                     297
Description:                      GBP460,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Specified Denominations:          GBP1,000
Issue Date:                       5 December 2003
Maturity Date:                    7 December 2009
ISIN:                             XS0181746693

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 2


RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 16-Jun-2003
    ISIN: XS01070733462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 4.051250 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
GBP 1,007.79 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 13-Feb-2004
    ISSUE DATE: 29-Nov-2000
    ISIN: XS0121157761

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 13-Feb-2004 HAS BEEN FIXED AT 4.026250 PCT.

INTEREST PAYABLE VALUE 13-Feb-2004 WILL AMOUNT TO
GBP 661.85 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 4

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 1,193,000.00
    MATURING: 15-Sep-2008
    ISSUE DATE: 29-Aug-2003
    ISIN: XS0175157485

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 4.151250 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
GBP 10.35 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 5

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 58,715,000.00
    MATURING: 13-Dec-2004
    ISSUE DATE: 13-Dec-2001
    ISIN: XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 4.091250 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
GBP 51.00 PER GBP 5,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 6

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 3,760,000.00
    MATURING: 13-Jan-2004
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0120983597

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 13-Jan-2004 HAS BEEN FIXED AT 4.021250 PCT.

INTEREST PAYABLE VALUE 13-Jan-2004 WILL AMOUNT TO
GBP 31.95 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 15-Jun-2005
    ISSUE DATE: 15-Jun-1998
    ISIN: XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Dec-2003 TO 15-Mar-2004 HAS BEEN FIXED AT 4.071250 PCT.

INTEREST PAYABLE VALUE 15-Mar-2004 WILL AMOUNT TO
GBP 101.50 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 11,060,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 10-Dec-2003
    ISIN: XS00182223965

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Dec-2003 TO 10-Mar-2004 HAS BEEN FIXED AT 4.142500 PCT.

INTEREST PAYABLE VALUE 10-Mar-2004 WILL AMOUNT TO
GBP 103.28 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 9

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Nov-2003 TO 19-Dec-2003 HAS BEEN FIXED AT 0.188330 PCT.

INTEREST PAYABLE VALUE 19-Dec-2003 WILL AMOUNT TO
GBP 1.57 PER CHF 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 10

RE: NORTHERN ROCK
    GBP 284,000.00
    MATURING: 16-Mar-2009
    ISSUE DATE: 13-Jun-2003
    ISIN: XS0170539653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2003 TO 16-Mar-2004 HAS BEEN FIXED AT 4.075000 PCT.

INTEREST PAYABLE VALUE 16-Mar-2004 WILL AMOUNT TO
GBP 10.16 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 11

                               NORTHERN ROCK PLC

Northern Rock plc announces that Sir David Robert Macgowan Chapman, Bt., DL, B.Comm, Non-Executive Director of Northern Rock plc, will retire from the Board at the conclusion of the Company's Annual General Meeting to be held on 27 April 2004.

Document No. 12

RE: NORTHERN ROCK PLC
    GBP  7,760,000.00
    MATURING: 17-Dec-2004
    ISSUE DATE: 17-Dec-1999
    ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Dec-2003 TO 17-Mar-2004  HAS BEEN FIXED AT 4.050630 PCT

INTEREST PAYABLE VALUE 17-Mar-2004 WILL AMOUNT TO:
GBP 100.76 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    CHF  50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Dec-2003 TO 19-Jan-2004  HAS BEEN FIXED AT 0.220000 PCT

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO:
CHF 1.89 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 14

RE: NORTHERN ROCK PLC
    GBP  4,750,000.00
    MATURING: 17-Mar-2004
    ISSUE DATE: 17-Mar-2000
    ISIN: XS0109323351

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Dec-2003 TO 17-Mar-2004  HAS BEEN FIXED AT 4.020630 PCT

INTEREST PAYABLE VALUE 17-Mar-2004 WILL AMOUNT TO:
GBP 501.20 PER GBP 50,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 15

RE: NORTHERN ROCK BUILDING SOCIETY
    USD  6,038,000.00
    MATURING: 22-Sep-2004
    ISSUE DATE: 22-Sep-2000
    ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Dec-2003 TO 22-Mar-2004  HAS BEEN FIXED AT 1.230000 PCT

INTEREST PAYABLE VALUE 22-Mar-2004 WILL AMOUNT TO:
USD 3.11 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 16

RE: NORTHERN ROCK PLC
    GBP  7,200,000.00
    MATURING: 18-Jun-2009
    ISSUE DATE: 18-Jun-2002
    ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Dec-2003 TO 18-Mar-2004  HAS BEEN FIXED AT 4.165000 PCT

INTEREST PAYABLE VALUE 18-Mar-2004 WILL AMOUNT TO:
GBP 1,038.40 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 17



                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 19 December 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,433,225 Shares representing 1.53% of the Company's issued share capital.

Document No. 18

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP  6,000,000.00
    MATURING: 19-Mar-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Dec-2003 TO 19-Mar-2004  HAS BEEN FIXED AT 4.151880 PCT

INTEREST PAYABLE VALUE 19-Mar-2004 WILL AMOUNT TO:
GBP 103.51 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  22 December 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary